

Mail Stop 3561

March 16, 2009

<u>Via U.S. Mail</u>

Robert Seeley
President, Secretary and Director
Caribbean Villa Catering Corporation
38 Playa Laguna
Sosua, Dominican Republic

> **Re:** **Caribbean Villa Catering Corporation**
> **Amendment No. 2 to Form S-1**
> **Filed February 20, 2009**
> **File No. 333-151840**

Dear Mr. Seeley:

We have reviewed your responses to the comments in our letter dated September 15, 2008 and have the following additional comments. Please note that all page references below correspond to the marked version of your filing.

<u>Stockholders May Not Be Able To Enforce Claims . . . ., page 7</u>

1. We note your response to prior comment 4; however, please revise to create two separate risk factors to discuss the risks that: (a) a Dominican Republic court may refuse to enforce the judgments of a U.S. court against your company, officers or directors and (b) foreign plaintiffs, including U.S. citizens, may be unable to bring original causes of action in Dominican Republic courts which are predicated on U.S. law or Dominican Republic law, or may face significant procedural obstacles in bringing such cases. Also, please revise your language throughout this risk factor and in the risk factor heading to clarify that stockholders may not be able to enforce *judgments*, rather than not being able to enforce claims or actions.

<u>Our Operations Could Be Disproportionately Harmed By An Economic . . . ., page 8</u>

2. Please update to discuss the current economic crisis in the United States and globally,

including your estimate of how declining consumer consumption and discretionary spending on leisure travel is likely to impact tourism in the Dominican Republic and your business specifically. If available, please provide quantitative data here and in the Our Business section regarding the number of tourists visiting the Dominican Republic in 2008 as compared to 2007.

The Relative Lack of Public Company Experience…, page 8

3. Please revise the heading of this risk factor to more accurately describe the consequence of this risk. From your discussion, the lack of public company experience does not result in a competitive disadvantage.

Results of Operations, page 12

4. We note that you intend to commence catering in the first quarter of 2009. Please update your status with the next amendment.

Our proposed operations, page 15

5. While we note your response to prior comment 8, please revise to remove the phrase "innovative" in the third paragraph.

Summary Compensation Table, page 22

6. Please revise to add Messrs. Ripoll and Jones to this table or advise. Refer to Items 402(m), (n) and (r) of Regulation S-K.

Item 16. Exhibits, page II-2

7. We note you have filed Exhibit 23.1B on EDGAR with this amendment. Please revise here to separately list this exhibit.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Michelle Lacko at (202) 551-3240 or me at (202) 551-3313 with any other questions.

Regards,

Rolaine S. Bancroft
Special Counsel

cc: Roxanne K. Beilly, Esq.
        Schneider Weinberger & Beilly LLP
        Fax: (561) 362-9612